Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 3 DATED OCTOBER 13, 2023

MASTERWORKS VAULT 1, LLC

This Supplement No. 3 October 13, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated for certain artists. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each such artist, as listed below, will replace in entirety the corresponding metrics listed in the “Description of Business - Artist Metrics” section of the Offering Circulars.

“Sharpe Ratio”

Artist	Sharpe Ratio
Günther Förg	1.09
Elizabeth Peyton	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Günther Förg	11.6%	$38,000	May 8, 1990	$1,426,635	June 30, 2023
Elizabeth Peyton	16.4%	$60,000	May 17, 2000	$2,000,000	June 30, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Günther Förg	19.9%	52	November 7, 1990	May 12, 2023
Elizabeth Peyton	6.8%	10	November 14, 2002	May 29, 2023